Exhibit 99.1

HAFNIA LIMITED: Transactions made under share buyback program

Singapore, January 27, 2025

Reference is made to the stock exchange announcement made by Hafnia Limited ("Hafnia" or the "Company", OSE ticker code: "HAFNI", NYSE ticker code: "HAFN") on December 2, 2024, of the launch of Hafnia’s program to repurchase up to 18,000,000 of the Company’s shares in open market transactions for a total amount of up to USD 100,000,000 during the period from December 2, 2024, until no later than January 27, 2025, pursuant to an agreement with Pareto Securities AS and its subsidiary, Pareto Securities Inc. (together, "Pareto").

For the period from and including January 20, 2025, through January 24, 2025, the Company purchased a total of 3,952,255 shares at an average price USD 5.14 per share. Please find below for an transaction overview.

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
Jan 20, 2025	OSE	340,000	5.22	1,773,791
Jan 20, 2025	NYSE	-	-	-
Jan 21, 2025	OSE	380,000	5.11	1,940,322
Jan 21, 2025	NYSE	480,000	5.11	2,454,192
Jan 22, 2025	OSE	360,000	5.05	1,819,718
Jan 22, 2025	NYSE	525,949	5.08	2,671,716
Jan 23, 2025	OSE	360,000	5.15	1,852,811
Jan 23, 2025	NYSE	514,051	5.25	2,700,927
Jan 24, 2025	OSE	400,000	5.17	2,067,556
Jan 24, 2025	NYSE	592,255	5.14	3,045,790
Period total
OSE	1,840,000	5.14	9,454,197
NYSE	2,112,255	5.15	10,872,624
Total	3,952,255	5.14	20,326,821
Previously disclosed buy-back under the program (accumulated)
OSE	4,250,000	5.38	22,848,994
NYSE	6,180,000	5.42	33,518,786
Total	10,430,000	5.40	56,367,781
Accumulated under the buy-back program
OSE	6,090,000	5.30	32,303,191
NYSE	8,292,255	5.35	44,391,410
Total	14,382,255	5.33	76,694,601

The issuer's holding of repurchased shares:
Following the completion of the above transactions, the Company owns a total of 14,884,613 of its own shares, corresponding to 2.90% of Hafnia’s total issued share count.

Appendix:
An overview of all transactions made under the program that have been carried out during the above-mentioned period is attached to this report and available at www.newsweb.no.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.